October 7th, 2008
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC
20549-7010
Attention: Mr. Brad Skinner

Re:	Pengrowth Energy Trust Form 40-F for year ended December 31, 2007 Filed March 19, 2008 File No. 001-13253
This is in response to your letter dated September 24th requesting additional information regarding the capitalization of certain internal costs by Pengrowth Energy Trust (“Pengrowth”). We will address each of your questions sequentially and Pengrowth acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Pengrowth may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
1) Property Plant and Equipment
The following addresses your questions regarding the capitalization of a certain general and administrative costs for the year ended December 31, 2007.
•	Total amount of any internal costs capitalized
The change you refer to resulted in Pengrowth capitalizing C$5.0 million in 2007.
•	The basis for capitalizing internal costs

Pengrowth’s business plan has been evolving since 2005 with the establishment of an internal exploration focused geology and geophysics department. This department has matured to the point where sufficient staff and capital dollars are being spent on the exploration for oil and gas reserves that changes to accounting policies were warranted. As a result Pengrowth’s capitalization policy was expanded to include capitalization of internal general and administrative costs associated with exploration activities. Based on management’s best estimate, 50 percent of direct general and administrative costs related to the company’s geology and geophysics department (excluding land) was capitalized. The capitalization of internal general and administrative costs related to exploration activities is consistent with Canadian oil and gas accounting practice, the CICA Full Cost Accounting Guideline contained in AcG-16 and the rules and regulations of the SEC (Regulation S-X 210.4-10).
The basis for capitalization of overhead on 100% owned oil and gas exploration and development projects was to make our accounting policy of capitalizing overhead costs consistent regardless of whether Pengrowth has partners in the projects or not. As indicated above, the amount of exploration activity increased in 2007 over prior years which resulted in the re-examination of our policy with respect to capitalization of overhead costs on these projects. Capitalization of overhead on 100% owned projects is consistent with Canadian oil and gas accounting practice, AcG-16 and Regulation S-X 210.4-10 whereby internal costs related to exploration and development activities can be capitalized to the full cost pool.
•	The amount of internal costs capitalized for each period in which an income statement is presented.
The total amount of internal costs related to exploration activities and overhead on 100% owned projects capitalized in the fourth quarter of 2007 and for the full year 2007 was C$5.0 million. The same methodology used to capitalize these costs was applied to the prior year. The amount of internal costs that could have been capitalized using the same methodology in 2006 was insignificant as Geoscience staffing had not reached the 2007 level and therefore no amounts were capitalized in 2006.
•	Indicate, if true, that the internal costs capitalized can be directly identified with acquisition, exploration or development activities.
Overhead costs that were capitalized were directly related to exploration and development activities. Costs related to successful acquisitions were capitalized as part of the related acquisition.
•	Indicate, if true, that internal costs capitalized do not include any costs related to production, general corporate overhead or similar activities.
In accordance with Regulation S-X 210.4-10(c)(2) the internal costs that are capitalized are limited to those costs that are directly identified with exploration and development activities and do not include costs related to production, general corporate overhead or similar activities.
We trust this addresses your questions. Feel free to contact me if you have any additional questions.

Sincerely,
/s/ Chris Webster
Chris Webster
Chief Financial Officer Pengrowth Energy Trust